RJS Development, Inc.

696 First Ave. North, Suite 203

St. Petersburg, Florida 33701

Mr. Tom Kluck,

Branch Chief

United States Security and Exchange Commission

Mail Stop 4561

Washington DC 20540

Re:

RJS Development, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 16, 2008

File No. 333-151698

Comment letter dated October 17, 2008

We are in receipt of your comment letter dated October 17, 2008.  We are currently in the process of amending our Form S-1 filing (Amendment No. 2), which will include revisions, based on your comments. We anticipate the amendment number 2 will be filed on or before June 15, 2009.  A redline version of amendment number 2 is appended to the end of this letter. The following is a response to each of your comments.

General

Comment 1:   We note that, on page 4, you disclose that the “[s]elling shareholders are underwriters.” We also note that you are offering for resale all of the shares held by non-affiliates. Given these facts, we are of the view that the offering by these individuals is an offering by or on behalf of the company. Rule 415 of Regulation C requires that offerings by or on behalf of the company only be conducted at the market if they meet the requirements of Rule 415(a)(4) of Regulation C. Since your offering does not appear to satisfy these provisions, an “at the market” offering by these individuals is not permissible. Please revise that portion of the offering as appropriate to only offer the shares at a fixed price, and not at prevailing market prices, for the duration of the offering.

Response:  The Form S-1 amendment has been revised to reflect that sales will be at the fixed price of $.01 for the duration of the offering.

Comment 2:  Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representation should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

Response:  We do not intend to use graphics, maps, photographs or other artwork in the prospectus.

Comment 3:  Please ensure that subsequent amendments include updated financial statements to comply with Rule 8-08 of Regulation S-X, as applicable.

Response:  We are in the process of preparing our Form S-1, Amendment No. 2, which will include updated financial statements for the three month period ended March 31, 2009 (unaudited) and December 31, 2008 and 2007, respectively (audited), in compliance with Rule 8-08 of Regulation S-X.

Front Page of Registration Statement, page 1

Prospectus Summary, page 4

Comment 4:   We note that you focus your business primarily in the Greater Tampa Bay Area.  Please more specifically disclose the cities, towns or counties in the Greater Tampa Bay area that you serve.

Response: We acknowledge the Commission staff’s comment and have amended our filing accordingly.  The Greater Tampa Bay Area is generally considered to include Hillsborough, Pinellas, Pasco and Sarasota, Florida counties.  Principal cities in these counties include Clearwater, Tampa, St. Petersburg and Sarasota, Florida.  These counties also include several smaller municipalities that surround the city limits of the aforementioned cities.

Table of Contents, page 3

Comment 5:    Please remove the Part II information of the Form S-l from the table of contents since this information is not in the prospectus.

Response:  Our amendment number 2 will remove information provided, that was included in our previous filing labeled “Part II”

Risk Factors, page 6

Comment 6:   Several of your risk factor subheadings are too vague and generic and do not adequately describe the risk that follows: For example, we note the following subheadings:

Commercial Space Prices And Sales Activities In The Greater Tampa Bay Area Market Has a Large Impact On Our Results Of Operations . . ., page 7;

(16) We depend on the Availability and Skill of Contractors, page 11;

(22) Our Operating Results May Vary, page 13; and

(23) Acts Of War Or Terrorism May Seriously Harm Our Business, page13.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk.  Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

Response:  We have revised the risk factors as requested.

(2) Failure to Successfully Negotiate Extensions to our Credit Facilities Could Adversely Affect our Liquidity, page 6

Comment 7:  Please provide enough information so that your investors can appreciate the magnitude of the potential risk. Here, you state that failure to obtain credit lines could adversely affect your liquidity.  Please describe in detail how this effect to your liquidity could negatively affect your business.

Response:  We have revised this risk factor as requested.

Commercial Space Prices And Sales Activities In The Greater Tampa Bay Area Market Has a Large Impact On Our Results Of Operations…, page 7

Comment 8:  Each risk factor should contain only one discreet risk. This risk factor discusses:

The effect of decreased demand of tenants in the Greater Tampa Bay area;

The major fluctuations of net income and losses in your operating history; and

General market fluctuations in the commercial real estate business as a whole.

These risks are separate and distinct. Please revise to provide a separate subheading and discussion regarding each risk and how it specifically affects your business.

Response: We have separated the aforementioned risk factors and provided additional disclosure as requested.

Comment 9:  In the third paragraph under this risk subheading, you describe certain factors that “provide [you] the opportunity,” give you “a competitive advantage” or that put you in “an excellent position.” This is mitigating language. Generally, you should limit your Risk Factors section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks in other places in the prospectus. Please revise.

Response:  We have revised our amended filing to remove mitigating language.

(5) Our Business Is Subject To Governmental Regulations That May Delay, Increase The Cost Of, Prohibit Or Severely Restrict Our Development…, page 8

Comment 10:  Please explain what “impact fees” means by using a plain English description so that an ordinary investor can better understand your disclosure. You may also want to describe this term in greater detail in the business section.

Response:  Impact fees are the government assessments that are charged for alterations or creation of municipal infrastructures such as sewer, roadways, electricity and other items typical of urban planning with new developments. This disclosure has been modified per your comment.91

(9) Our Business Is Concentrated In A Geographic Area Which Increases Our Exposure To Localized Risks, page 9

Comment 11:  In this risk factor, you state that you develop property principally in the Greater Tampa Bay area. You also state, however, that you develop in Florida generally.  Please clarify whether your market is limited to only the Greater Tampa Bay area or if you also develop real estate in other parts of Florida.

Response:  This disclosure has been modified per your comment.

Selling Security Holders, page 16

Comment 12: We note that several of the selling shareholders are relatives. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children. See SEC Release 33-4819. Also, in some situations, other relatives may share beneficial ownership. Id. For each selling shareholder, please revise the table to reflect securities held in the name of a spouse or minor child as being beneficially owned by that selling shareholder.  In addition, please revise accordingly the beneficial ownership table on page 33.

Response:  The information in the disclosure tables has been modified per your comment.

Information With Respect To The Company, page 20

General:

Comment 13:   Please clearly distinguish between business operations completed and business intended to be done. See Item 101(c) of Regulation S-K.

Response:  We have included the distinction requested per your comment.

Comment 14:   It is difficult to understand in which business you are primarily engaged.

Although you disclose that you are involved in commercial real estate, it would be helpful to potential investors to elaborate on the specific aspects of commercial real estate in which you have been involved and explain how you have earned revenues from your business. For example, please provide more detail about the project you completed in 2006 that provided you with over $400,000 in revenue. Such disclosure would better assist potential investors in their understanding of your primary business.

Response:  Our business is focused primarily on real estate development.  For example, in 2006 we sold a shopping center that we had previously developed.  Our profit on this transaction was approximately $250,000.  The remaining $150,000 of our revenue was derived from the sale of smaller commercial properties that we have developed in various locations throughout the Greater Tampa Bay area. We have never considered our business to be involved in real estate investment although, from time to time we may hold a revenue-generating property until we are able to obtain a sales price that we deem acceptable in light of then current market conditions.

 We have provided an expanded disclosure per your comment.

Distribution Methods of Services, page 23

Comment 15: We note that the company leases space in its projects or intends to lease such space.  Please discuss in the business section whether the company has or intends to acquire real estate or interest in real estate for investment.  If so, discuss whether this is the company’s primary business.

Response:  We have never considered our business to be involved in real estate investment although, from time to time we may hold a revenue-generating property until we are able to obtain a sales price that we deem acceptable in light of then current market conditions.  We have revised our disclosure accordingly.

Comment 16:

We note that you only have two full-time employees currently employed. You state in this section, however, that you intend to employ your licensed leasing personnel on a long-term basis.  Please disclose when you plan to employ these additional personnel.

Response:  We have amended this disclosure to state that we intend to employ licensed leasing personnel on a long-term basis when real estate market conditions facilitate and result in an increase in revenues and correspondingly, expanded operations.

(4) Sources and Availability of Raw Materials, page24

Comment 17: Please describe the raw materials and disclose the sources.

Response:  We will restate the above referenced section.  We will identify the raw materials and describe conditions that may affect their availability.  The item will be restated as follows:

As a commercial real estate developer, we compete not only with other commercial real estate developers for raw materials for our projects but also with residential home builders. Our raw materials consist of durable goods such as lumber, steel and concrete.   These materials are natural commodities, whose prices fluctuate based on demand and available supplies.  There are multiple suppliers of the materials necessary in the completion of a project; however, scarcity of any one material due to natural, legal or other economic conditions may create price fluctuations which may affect a project’s profitability.  Costs are affected by the availability of these raw materials as well as the availability of skilled labor.  These cost factors have a direct impact on our ability to maintain profitability.

(9) Research and Development During Last Two Fiscal Years, page 25

Comment 18: Please provide an estimate of the amount spent on your newly acquired software program, Digital Map. Please refer to Item 101(h)(4)(x) of Regulation S-K.

Response:  The cost of this software in 2006 was $7,333.  We did not use this software in 2007 or 2008 in the not used it year-to-date 2009.  Accordingly, we are eliminating this particular item from the registration statement.

Description of Property, page 25

Comment 19:  Regulation S-K, Item 102 requires that you state briefly the location and general character of materially important physical properties. On page 22, you state that you own land that you plan to develop; however, you do not disclose the location or character of this land under the Description of Property section. Please revise or advise.

Response:  We have revised our disclosure consistent with this comment by eliminating the statement that we currently own land.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

 General

Comment 20: Please disclose your off-balance sheet arrangements, if any. Please refer to Item 303(a)(4) of Regulation S-K.

Response:  There are no off Balance Sheet arrangements.   Our future amendment will reflect this disclosure.

(i) How long can we satisfy our cash requirements…, page 27

Comment 21: You state that your plan of operation is to raise capital.  Please provide details regarding this plan, such as when and how much capital you intend to raise and disclose whether you are currently raising capital.

Response:  Although we are not presently engaged in any capital raising activities, we anticipate that we may engage in one or more private offering of our company’s securities after the completion of this offering.  We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Rule 506 or conduct another private offering under Section 4(2) of the Securities Act of 1933.  We have revised our disclosures accordingly.

(b) Sales Strategies, page 28

Comment 22: In this section you discuss your two sales strategies (i.e., a Power Point presentation and a campaign to obtain media coverage). Please disclose how you plan to implement these two strategies, such as discussing who your target market is and how you plan to reach them, as well as discussing how much money such a campaign will cost and how you plan to fund it.

Response:  We have revised our disclosures to reflect that we no longer plan to utilize the sales strategies reflected in your comment.

(c) Other Markets, page 28

Comment 23: You state that your “new sales representatives will be responsible for more fully developing new geographic markets.” However, you state elsewhere that you only have two full-time employees and only use other personnel on a project basis. Please revise or advise.

Response:  We have revised this disclosure to be consistent with our expansion plans as market conditions allow.

Results of Operations for the Three and Six Month Period Ended June 30.2008, page 28

Comment 24: Please discuss any material changes in your income statement for the interim periods as provided by Item 303(b) of Regulation S-K. Also see the Instructions to Paragraph (b) of Item 303. You state on page 28 that “[tlhe decline in revenues for the period was the result of a declining and depressed real estate market.” Please discuss how this factor specifically affected your revenues.

Response:   The amended S-1 filing will include complete discussions relating to any material changes in revenues and expenses for the three month periods ended March 31, 2009, comparative to March 31, 2008.   In response to the statement for “the decline of revenues resulting from a declining and depressed real estate market”, affected the Company, directly.   Management considered the local and regional lack of demand for commercial real estate development as prohibitive to initiate a project start.   Without a strong or known market demand, it was considered a risk to engage in any new projects, since there was realistic probability that costs and overages would not be recovered upon project completion and sale.

Results of Operations for the Period Ended December 31, 2007, page 29:

Comment 25:  Please provide more detailed information regarding your results of operations for 2006 and 2007. Specifically, please provide period-on-period comparisons of the major line items in your Statements of operations. For example, please describe the main reasons for the decrease in revenues from the year ended December 31, 2006 to the year ended December 31, 2007. Please refer to Regulation S-K, Item 303(a)(3), and Instructions 1,2, and 3 of instructions to Paragraph 303(a).

Response:  We will provide the requested comparisons for the years ended December 31, 2008 and December 31, 2007, as financial statements for the year ended December 31, 2006 will not be included in the amendment.

Results of Operations for the Year Ended December 31.2006, page 29

Comment 26:  Please provide additional details regarding the $410,470 in revenues that you earned for the year ended December 31, 2006.  For example, please describe the location, character, timeline and any other meaningful information about that development project. Such disclosure would better assist your potential investors in understanding the nature of your business.

Response:  The amended S-1 filing will not include any financial statements for 2006 and thus, the Company considers this comment to have been rendered moot due to the passage of time.

Comment 27:  You state that “[a]t the end of 2006 the company owed the shareholder, Joe Tyszko, $348,053.”  Please disclose additional details explaining this obligation: including the date on which this obligation must be repaid by the company.

Response:  The amounts due to the shareholder were greatly reduced in 2007; the last year of available operating cash flow paid down the amount due.   The amounts remaining represent advances of funds to maintain operating cash flow requirements.  The amount has been disclosed in the currently presented financial footnotes as demand notes, without stated repayment dates.  Additionally, these amounts are non-interest bearing, as they are believed to be immaterial and short-term in nature.   The Company will re-examine these amounts in the future to determine if a formal repayment agreement is required and consider the assessing a minimal interest rate.

Liquidity & Capital Resources, page 29

Comment 28:  We note that on page 24 you state your intention to increase your client base once you obtain more funding. Please disclose when you expect to obtain additional funding and any steps that you have taken toward it.

Response:  We have modified our disclosure to reflect our goal to increase our client base once market conditions in the commercial real estate business improve.

Comment 29:

You state that your president, Mr. Tyszko, will provide additional capital if necessary. Please provide more details regarding this agreement. For example, please disclose the terms and conditions of any written or unwritten agreement with Mr. Tyszko to provide additional capital.

Response:  There is no written or unwritten agreement.  This disclosure will be amended to state:

The Company is dependent on additional funding to continue business.  The Company will seek capital investment, through private placement of its common stock or through debt arrangement.  The Company has historically received temporary debt arrangements from its majority shareholder to bridge temporary cash needs, however the majority shareholder has no obligation to continue this arrangement.

Comment 30: You state that you have “additional services and revenue streams (ancillary music message on hold products).” Please provide further details regarding these additional services and revenue streams.

Response:  The paragraphs regarding these disclosures have been removed from the amendment as such services and revenue streams are not a part of the Company’s business operations.

Background of Executive Officers and Director, page 31

Comment 31:  For each director, please discuss his or her term of office.  For Joe Tyszko, please discuss how long he has served as a director and officer. See Item 401(a) and (b) of Regulation S-K.

Response: Disclosure has been modified as requested.

Comment 32:  We note that JVT Development, Inc. is wholly owned by your majority shareholder (i.e., Mr. Tyszko) and that it is responsible for real estate project implementation. Please clarify the specific duties that Mr. Tyszko performs for JVT Development, Inc.

Response:  as of the date of this response letter, JVT Development, Inc. is a dormant company for which Mr. Tyszko does not perform any duties.  The amendment had been modified to reflect these facts.

Director Independence, page 33

Comment 33:  Please disclose what definition of independence you use for determining director independence. See Regulation S-K, Item 407(a). Please also disclose your plans, if any, for adding independent directors to your board of directors.

Response: Disclosure has been modified as requested.

Outside Back Cover Page of Prospectus

Comment 34:    Please include the language required by Regulation S-K, Item 502(b); which advises dealers of their prospectus delivery obligation.

Response: We have added the language regarding the prospectus delivery obligation as requested.

Financial Statements and Notes for the periods ending December 3 1, 2007 and 2006

Report of Independent Registered Public Accounting Firm, page F-9

Comment 35:  Please tell us what consideration was given to whether a going concern modification was needed in the audit report: In addition, consider including footnote disclosure addressing your cash requirements similar to the discussion on page 27 of your registration statement.

Response:  Comments were received from the Independent Registered Public Accountant regarding the inclusion of a going concern modification to the review report and inclusion of disclosure in the notes to the financial statement.  In future filings a going-concern paragraph will be included in the notes.    The consideration of to omit any modification in the review report was based on (a) the Company’s history of profits; (b) and the ability of the Company to be profitable upon the commencement of new projects; (c) the ability to raise additional funds through sale of the Company’s common stock; and (d) adequate cash and asset resources in consideration of managements viable plan to generate sufficient revenues to exceed reduced operation expenses.

Statement of Changes in Stockholders’ Equity, page F-12

Comment 36:   You report capital distributions during 2007 equal to $242,416, of which $160,793 appears to have been paid during 2007. Please tell us the nature of the $242,416 capital distribution and how it was reported in your financial statements, including reconciliation to the $160,793 reported on your Statement of Cash Flows.

Response: The capital distributions were made from operating cash flows to equity investors, as return of capital upon the completion of projects.   For cash flow reporting purposes, the distributions of $242,416 was a gross number that included the recovery (reversal) of prior years accrued taxes in the amount of $81,623; resulting in the cash flow statement reflecting $160,793 ($242,416 – $81,623).

Note B - Significant Accounting Policies; Revenue Recognition, page F-14

Comment 37:  Please clearly state what types of service revenue were earned during 2006, 2007 and to date in 2008. Tell us what consideration you gave to expanding your footnote to clarify the accounting literature used to support your revenue recognition policy for each revenue stream.

Response:  The Company has historically provided all aspects of project development of commercial properties for strip malls or office buildings.  Project development included coordination of all necessary components to complete the project (investment money to purchase land site, architecture design for intended purpose, engineering feasibility for structure and location, general contract performance as necessary to coordinate the timely completion of the work performed.   Due to softness in the residential and commercial real estate market, the Company is offering its services for any aspect of performances.

We have included information responsive to this comment regarding 2007, 2008 and year to date in 2009, in regards to our revenue recognition accounting policy. The Company generates revenue through a variety of development services.  The Company recognizes its revenue on the accrual basis which considers revenue to be earned when the services have been performed.  When contracts for project development are signed, project accounting is applied, whereby billings and costs are accumulated and recognized as a percentage of the project’s completion.

Comment 38:  We note revenue during 2006 was earned through an equity position in a development project. Please describe how your equity position yielded a revenue stream. It would seem that any earnings through an equity investment would be based on your share of the income from the investee, which is different from service revenue. Explain the structure of the project and the nature of your equity investment. In addition, advise us of your policies for accounting for equity interests in a venture. Refer generally to APB 18, FIN 46R and SOP 78-9.

Response:  The amended S-1 filing will not include any financial statements for 2006 and thus, the Company considers this comment to have been rendered moot due to the passage of time.

However, in response to your question, the term “equity investment” may have been misclassified, as our terminology refers to cash paid (“investment”) in the project property (ownership “equity”).   The project development earned revenue, through the services performed in completion of the project.  All project costs and revenues were controlled and processed through the Company and did not directly involve any other entity which the Company would have received any share of profit or earnings from a separate equity interest in a venture.

Note C -Note Receivable from William Stone, page F-15

Comment 39:     We note that your note receivable from William Stone was considered to be satisfied by JVT Development, Inc.  Please tell us what consideration you received in satisfaction of the note.  To the extent that you did not receive cash, describe why the discharge of this note is shown as a cash inflow on your Statement of Cash Flows. Additionally, clarify why the reduction in service payment by JVT Development, Inc., an unconsolidated affiliate, to William Stone represents a payment of your debt receivable. Discuss the terms of material agreements with JVT Development, Inc. and tell us what consideration you gave to expanding your related party disclosure to include such agreements.

Response: The cash flow incorrectly included the reductions in the note receivable as a cash item, where the transaction was a non-cash adjustment for the recognition of services provided.   The original entry was off-set against Loans from Shareholder.  The corrections are reflected in the December 2008 and 2007 statement of cash flows.

Note D- Capital Stock and Forward Stock Split, page F-15

Comment 40:  Your disclosure indicates that as of January 1, 2006 there were 10,000 shares of capital stock outstanding prior to the 1,000:1 stock split that occurred during September 2007.  Please reconcile this information to the disclosure on page II-2, which indicates that 21,000 shares were issued during September 2005 and refers to a 25:l stock split during 2006.

Response: All shares presented in the filing reflected the restatement of shares for all stock splits.

Part II - Information Not Required In Prospectus. II-1

Comment 41:    Please revise Part II of your registration statement to include the item numbers and the caption names as provided in Form S-1. For example, “Other Expenses Of Issuance And Distribution” should read “Item 13. Other Expenses Of Issuance And Distribution.” Please refer to Regulation C, Rule 404(d).

Response:  This formatting change has been made per your comment.

Recent Sales of Unregistered Securities, page II-2

Comment 42:    Please explain how you only received $3.00 in consideration for the 20,300,000 shares that Mr. Tyszko received.  Please also provide the date when the shares were sold to Mr. Tyszko.

Response:  Mr. Tyszko is a founder of our Company and was issued founder shares as consideration for his pre-incorporation organizational efforts. The original shares were issued to Mr. Tyszko shortly after the company was incorporated in May 2003.  He cumulated the present number of shares as the result of a stock split that occurred in September 2007.

Exhibits:

Comment 43:     Please file all exhibits as promptly as possible.  We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

Response:  All exhibits to the registration statement will be filed with the amendment.

Sincerely,

RJS DEVELOPMENT, INC.

/s/: Joe Tyszko

Joe Tyszko, President

cc:

Clifford J. Hunt, Esquire